

08025525

UNITEDSTATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Process

ANNUAL AUDITED REPORT Section
FORM X-17A-5
PART III

FEB 27 2008

Washington, DC
110

FACING PAGE

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SEC FILE NUMBER
8- 50859

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/07__ AND ENDING __12/31/07__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scarborough Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Bridge Street, Suite 70

(No. and Street)

Irvington	New York	10533
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denis A. Cardone   (914) 591-9200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hays & Company LLP

(Name – if individual, state last, first, middle name)

477 Madison Avenue, 10 fl	New York	NY	10022-5892
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 14 2008

**THOMSON
FINANCIAL**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



3/13/08

OATH OR AFFIRMATION

I, _Denis A. Cardone_ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Scarborough Securities Corporation , as

of _December 31_ , 20 _07_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Keith A. Cox
Notary Public State Of New York
Resident In & For Putnam County
Registration# 01C06058396
Commission Expires_ 5-7-11 _

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SCARBOROUGH SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2007

SCARBOROUGH SECURITIES CORPORATION

**FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION**

YEAR ENDED DECEMBER 31, 2007

CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

Hays & Company LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
CAROL S. MESSMAN, CPA
TIMOTHY H. BOEHMER, CPA

CERTIFIED PUBLIC ACCOUNTANTS

Globally: MOORE STEPHENS HAYS LLP

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Shareholder
Scarborough Securities Corporation

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Scarborough Securities Corporation as of December 31, 2007 and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scarborough Securities Corporation as of December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company LLP

February 12, 2008
New York, New York

A MEMBER OF MOORE STEPHENS INTERNATIONAL LIMITED AS: MOORE STEPHENS HAYS LLP
MOORE STEPHENS INTERNATIONAL LIMITED IS A GROUP OF INDEPENDENT FIRMS WITH
OFFICES IN PRINCIPAL CITIES WITHIN NORTH AMERICA AND THROUGHOUT THE WORLD

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SCARBOROUGH SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash	$	10,489
Commissions receivable - related party		592,342
Due from related party		29,965
	$	632,796

Commitments and contingencies (Notes 2 and 3)

SHAREHOLDER'S EQUITY

Common stock, no par value; 200 shares authorized; 100 shares issued and outstanding; stated at $10 per share	$	1,000
Additonal paid-in capital		36,200
Retained earnings		595,596
Shareholder's equity	$	632,796

SCARBOROUGH SECURITIES CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

Revenue

Commissions	$	896,616
Other		35,071
		931,687

Expenses

Commissions	806,438
Fees and assessments	10,954
Professional fees	9,100
Franchise tax	100
	826,592

Net income	$	105,095

SCARBOROUGH SECURITIES CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional paid-in capital		Retained earnings		Total	
Balance, January 1, 2007	$	1,000	$	36,200	$	490,501	$	527,701
Net income, year ended December 31, 2007		-		-		105,095		105,095
Balance, December 31, 2007	$	1,000	$	36,200	$	595,596	$	632,796

The accompanying notes are an integral
part of these financial statements

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SCARBOROUGH SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

INCREASE (DECREASE) IN CASH

Cash flows from operating activities		
Net income	$	105,095
Changes in operating assets and liabilities		
Commissions receivable		(107,569)
Net cash used in operating activities		(2,474)
Cash, beginning of year		12,963
Cash, end of year	$	10,489

The accompanying notes are an integral
part of these financial statements

SCARBOROUGH SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

1   **Significant accounting policies**

Organization

Scarborough Securities Corporation (the "Company") was incorporated under the laws of the State of New York on June 10, 1997, and commenced operations on February 4, 1998. During 1998, the Company registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company concentrates its business activities as a broker of variable life insurance policies and annuity contracts. The Company, which is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc ("NASD"), carries no customer funds or securities and therefore is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

Income taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be taxed as an S corporation for federal income tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are generally taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. A similar election has also been made for New York State purposes.

The Company has elected the cash basis of accounting for Federal and New York State income tax purposes.

Revenue recognition

Revenue, which consists principally of commissions on variable life insurance policies and annuity contracts, is recognized when earned and no longer subject to renegotiation or refund.

During 2007, the Company received $35,000 as a one-time special payment from FINRA in connection with the NASD's consolidation with the New York Stock Exchange. This amount is included as other income in the accompanying statement of operations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10:1. At December 31, 2007, the Company had net capital of $10,489, which was $5,489 in excess of its required minimum net capital of $5,000.

SCARBOROUGH SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

3   Related party transactions

The Company has entered into an agreement with Scarborough Alliance Corporation ("Alliance"), an entity that is wholly owned by the Company's sole shareholder, in which Alliance acts as the sales agent of variable life insurance policies and annuity contracts on behalf of the Company. Alliance is the insurance agency licensed by the various states in which the Company conducts business and, as required by state insurance law, is responsible for the billing and collection of the commission revenue earned by the Company. The Company pays Alliance a commission for its services. All of the Company's commissions receivable is due from Alliance.

The Company occupies office space and utilizes personnel and services provided by Alliance as part of its commission agreement with Alliance as described above. The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

4   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. The Company does not anticipate recognizing any loss relating to these arrangements.

SCARBOROUGH SECURITIES CORPORATION

SUPPLEMENTARY INFORMATION

**COMPUTATION OF NET CAPITAL AND OTHER STATEMENTS REQUIRIED
BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISION**

DECEMBER 31, 2007

NET CAPITAL

Total shareholder's equity	$	632,796
Less non allowable assets		
Commissions receivable - related party		(592,342)
Due from related party		(29,965)
Net capital	$	10,489
Minimum net capital required	$	5,000
Excess net capital	$	5,489
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	10,489

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	-
Ratio of aggregate indebtedness to net capital		-

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's Part IIA of the FOCUS report on Form X-17A-5.

The Company claims an exemption to the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

All other disclosures required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

The accompanying notes are an integral
part of these financial statements

8

ʻHays & Company LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
CAROL S. MESSMAN, CPA
TIMOTHY H. BOEHMER, CPA

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Shareholder
Scarborough Securities Corporation

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

In planning and performing our audit of the financial statements and supplemental schedules of Scarborough Securities Corporation (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A MEMBER OF MOORE STEPHENS INTERNATIONAL LIMITED AS: MOORE STEPHENS HAYS LLP
MOORE STEPHENS INTERNATIONAL LIMITED IS A GROUP OF INDEPENDENT FIRMS WITH
OFFICES IN PRINCIPAL CITIES WITHIN NORTH AMERICA AND THROUGHOUT THE WORLD

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Hays & Company LLP

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

February 12, 2008
New York, New York



END

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